

CANADIAN
OILSANDS
T R U S T

02 JUL 29 AM 10:47


02042867

July 24, 2002

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
20549 U.S.A.

SUPPL

Dear Sirs:

Re: ***Canadian Oil Sands Trust - File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, we enclose the following document of Canadian Oil Sands Trust, which has been filed with the regulatory authorities in Canada:

- Press Release regarding the Interim Financial Statements for the second quarter of 2002

If you have any questions, please contact myself at (403) 290.2522 (645.2522 after August 8/02).

Very truly yours,

CANADIAN OIL SANDS INVESTMENTS INC.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Rachel L. Desroches

Rachel L. Desroches
Assistant Secretary

dle 7/29

Encls.

SEC.new.doc



CANADIAN OIL SANDS TRUST

Canadian Oil Sands Trust Announces Second Quarter Results

Calgary, Alberta (July 23, 2002) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") (TSE - COS.UN) announced today its second quarter results, including a distribution of $0.50 per Trust unit. This maintains a stable level of distribution from the previous two quarters, despite the lower cash flow in this second quarter resulting from the scheduled maintenance shutdown of one of Syncrude's two cokers.

Cash flow from operations for the second quarter of 2002 was $19.3 million, or $0.34 per unit, compared to $49.2 million, or $0.87 per unit, in the second quarter of 2001. The Trust's net income was $36.8 million, or $0.65 per unit, in the second quarter of 2002 compared to $42.0 million, or $0.73 per unit, in 2001. Net income for the second quarter incorporates non-cash foreign exchange gains on the U.S. dollar denominated debt of $28.1 million and $7.9 million in 2002 and 2001, respectively. Distributable income for the second quarter of 2002 was $28.7 million, or $0.50 per unit, compared to $42.6 million, or $0.75 per unit, in the same quarter of 2001. Current results were adversely impacted by increased operating expenses related to a maintenance turnaround, a 14.2 per cent decrease in sales volumes and a 4.1 per cent lower realized crude oil price, after the impact of hedging, offset by a decrease in crown royalty expenses quarter-over-quarter. Capital spending totalled $92.5 million for the three-month period ended June 30, 2002 compared to $24.7 million during the same period a year ago, largely reflecting expenditures related to the Stage 3 expansion.

For the six months ended June 30, 2002, Canadian Oil Sands generated cash flow from operations of $83.4 million, or $1.46 per unit, compared to $112.1 million, or $1.97 per unit, for the same period of 2001. Net income for the six months ended June 30 was $86.9 million, or $1.53 per unit, compared to $79.1 million, or $1.39 per unit, in 2001. The six-month results were negatively impacted by coker turnaround costs, a 9.1% lower realized crude oil price, after hedging, and 9.4% lower sales volumes compared to the same period in 2001. Reductions in operating costs and crown royalty expenses helped offset this negative impact on cash flow and net income.

"Our results for the quarter clearly reflect the scheduled maintenance turnaround in May," said Marcel Coutu, Canadian Oil Sands Trust's President and Chief Executive Officer. "While the refurbishment of the coker is now complete and we look forward to strong production levels for the last half of the year, the turnaround took longer than expected, and consequently, we are revising our production estimate for the year from an average of 50,000 barrels per day to 49,400 barrels per day."

CANADIAN OIL SANDS TRUST
Highlights

(thousands of dollars, except per Trust unit amounts)	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
Net Income	$ 36,819	$ 41,954	$ 86,852	$ 79,129
Per Trust unit- Basic	$ 0.65	$ 0.73	$ 1.53	$ 1.39
Per Trust unit- Diluted	$ 0.65	$ 0.73	$ 1.53	$ 1.39
Funds From Operations	$ 19,301	$ 49,161	$ 83,439	$ 112,133
Per Trust unit	$ 0.34	$ 0.87	$ 1.46	$ 1.97
Distributable Income	$ 28,735	$ 42,584	$ 57,209	$ 85,147
Per Trust unit	$ 0.50	$ 0.75	$ 1.00	$ 1.50
Daily Average Sales (bbls)				
Syncrude Sweet Blend	38,761	45,193	44,072	48,633
Average Selling Price per barrel				
Before hedging	$ 40.43	$ 42.94	$ 36.96	$ 42.99
Oil price hedging	(0.96)	(0.60)	0.53	(0.76)
Currency hedging (on a cash basis)	(0.37)	(1.59)	(0.41)	(1.46)
	$ 39.10	$ 40.75	$ 37.08	$ 40.77
West Texas Intermediate ($US)	$ 26.27	$ 27.98	$ 24.02	$ 28.32

Corporate

On June 19, 2002, Canadian Oil Sands Trust and EnCana Corporation ("EnCana") agreed to terminate the Administrative Services Agreement ("Agreement"), on or before December 31, 2002. The Trust will reorganize its management structure to replace the services that were provided under the Agreement and develop its staff complement accordingly. Under a separate marketing contract, EnCana will continue to sell all of the Trust's Syncrude Sweet Blend production together with other marketing and advisory services. As part of this restructuring, the Trust will redeem the $4.4 million in preferred shares currently held by EnCana.

EnCana's entitlement under the Agreement to nominate two directors to the board of the Trust also ceases. EnCana's prior board nominees were Ms. Nancy Laird and Mr. Wesley Twiss. Ms. Laird resigned her position on the board effective June 30, 2002. The Trust extends its thanks to Ms. Laird for her dedicated service. Mr. Twiss has agreed to continue on the board as an independent director and also to act as Chairman of the Audit Committee.

Joining the Canadian Oil Sands board, following his election on April 25, is the Right Honourable Donald F. Mazankowski. Mr. Mazankowski's experience in the public and private sectors, combined with his strong business acumen, will be valuable to the Trust. The Trust also regretfully advises that Mr. Bryce W. Douglas, for personal reasons, has resigned from the board effective June 20, 2002. We wish to thank Mr. Douglas and recognize his long and dedicated service to the Trust, which dates back to its inception in 1995. The board now is comprised of seven independent directors, plus the President and Chief Executive Officer.

Syncrude Operations
Syncrude's production in the second quarter of 2002 totalled 16.2 million barrels compared to 19.1 million barrels in the same quarter of 2001. Production was down for the quarter due to a scheduled turnaround. The turnaround involved maintenance, repair and design improvements on more than a dozen units in the upgrading area, including one of Syncrude's two cokers. Syncrude advanced its planned shutdown of Coker 8-1 to May 5 from May 17 when a hot spot that was being monitored developed a hole. Subsequent inspections revealed some internal damage, which caused a significant change in the scope of the repair work. As a result of the additional work on the coker, as well as the heavy gas oil hydrotreater unit, the overall shutdown duration was extended from the originally budgeted 35 days to 51 days. The work was successfully completed in the second quarter, including modifications to improve future performance All of the upgrading units are now back in service and Syncrude is operating at full production rates of 250,000 to 260,000 barrels per day.

Due to the extended coker turnaround, Syncrude's unit operating costs rose to an average of $28.86 per barrel during the second quarter of 2002 compared to $21.02 per barrel recorded during the same quarter of 2001. The increase in unit operating costs is attributable to lower production volumes, which added $4.39 per barrel, and higher than anticipated maintenance and turnaround costs of $4.98 per barrel. The increase in the unit operating cost was offset somewhat by lower natural gas costs totalling $1.86 per barrel.

Stage 3 Expansion
The Stage 3 expansion continues to progress well with 88% of the detailed engineering for the second Aurora mining train complete and 65% of the detailed engineering for the upgrader expansion complete as of the end of June. Main construction activity of the upgrader expansion will commence once 80% of the detailed engineering is complete, which is expected to be this fall. The construction of the primary separation vessel (PSV) at Aurora was completed in June, approximately one month ahead of schedule. Work also continues on site preparation, underground piping and erection of the coker plant support structure. To June 30, 2002, Syncrude had expended $1.1 billion related to the Stage 3 expansion. The Stage 3 expansion is estimated to cost between $4.7 to $5.1 billion.

Premium Distribution Reinvestment and Optional Cash Payment Plan
Canadian Oil Sands Trust implemented a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") in January 2002. The DRIP provides unitholders with the option of reinvesting their distributions to receive new units at 95 per cent of the average market price, or the alternative of receiving up to 102 per cent of the declared distribution.

The DRIP has been very successful with unitholder participation reaching 35.6 per cent for the Trust's distribution paid on May 31, 2002. Of the 35.6 per cent, 6.9 percentage points are attributable to the election to receive units instead of cash, while the premium cash distribution option accounted for 28.7 percentage points. The average volume weighted price was $41.15 per unit. In the second quarter of 2002, the plan added $10.3 million of new equity for a total of $16.4 million to date in 2002. These funds improve the balance sheet of Canadian Oil Sands, and will help fund the Stage 3 expansion.

Unit Distributions
A quarterly distribution of $0.50 per unit will be paid on August 30, 2002 to unitholders of record on July 31, 2002. Eligible unitholders who wish to participate in the DRIP for the quarterly distribution must file their election form with Computershare Trust Company of Canada at the number or address noted on the enrolment forms on or before July 30, 2002.

The income tax status of this distribution will be determined subsequent to the December 2002 year-end and will be reported to unitholders prior to the end of February 2003. The income tax liability of each unitholder will depend on the unitholder's specific circumstances, and accordingly, each unitholder should obtain independent advice regarding their specific income tax consequences.

Outlook

Crude oil prices have risen significantly during the first half of 2002, due to a recovering North American economy and the heightened risk of Middle East supply disruptions. Although natural gas prices also have risen, the Trust has mitigated this cost by hedging approximately 60 per cent of its gas requirements from April 1, 2002 to March 30, 2003 at $3.63 per thousand cubic feet.

The Trust communicated its 2002 budget in its third quarter report on October 23, 2001 and continues to provide quarterly updates. For the current forecast, the Trust is reducing its production assumption for Syncrude from 85 to 83 million barrels for 2002. This translates into average production for the Trust of 49,400 barrels per day. The decrease in the production forecast is primarily the result of the extended time required to complete the coker maintenance turnaround. Increased costs related to the coker turnaround also have contributed to a slight increase in projected operating costs, with an annual forecast now of $335 million, up from the $325 million originally budgeted. The combination of a lower forecast for production and higher operating costs results in projected unit operating costs being revised upwards to the $18.00 - $19.00 per barrel range for 2002 from the Trust's previous level of $16.50 - $17.50 per barrel.

The Trust is increasing its average 2002 forecast WTI oil price to US$23.00 per barrel from the originally budgeted price of US$22.00 per barrel. The natural gas estimate is being maintained at $4.50 per thousand cubic feet at AECO. The Trust's U.S./Canadian currency exchange rate forecast remains unchanged at US$0.63 for 2002. Despite the increase in anticipated Stage 3 capital expenditures and reduced production volumes, the Trust maintains strong financial liquidity, resulting from rising crude oil prices and an effective distribution reinvestment plan.

Following the second quarter, the Trust's credit facilities were renewed by its bank syndicate as part of its annual review cycle. As part of such renewal, the Trust reduced the amount available under such facilities by $10 million. The facilities, which total $480 million, remain undrawn at this point.

Based on the Trust's revised forecast, the following table provides an estimate of the sensitivity of the Trust's cash flow and net income for 2002:

Canadian Oil Sands Trust
2002 Sensitivity Analysis

		Change in Cash Flow		Change in Net Income	
	Sensitivity	**$ Millions**	**$ Per Unit**	**$ Millions**	**$ Per Unit**
Operating costs decrease	Cdn$1.00/bbl	17.6	0.30	17.6	0.30
Crude oil (WTI) increase	US$1.00/bbl	17.5	0.30	17.5	0.30
Syncrude's production increase	1 million bbl	8.6	0.15	7.9	0.14
Foreign exchange decrease	US$0.01/Cdn$	8.5	0.15	(1.6)	(0.03)
Natural gas (AECO) decrease	Cdn$0.50/mcf	2.2	0.04	2.2	0.04

The Trust's website includes a guidance document to help communicate key performance criteria. The website address is www.cos-trust.com.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected production level at Syncrude for the remainder of the year and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; and the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; the ability to secure and retain employees at rates below the rates currently paid to EnCana and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the six month period ended June 30, 2002 and June 30, 2001 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

In the second quarter of 2002, the Trust's revenue amounted to $138.3 million and cash flow from operations was $19.3 million, compared to $168.8 million and $49.2 million, respectively, in 2001.

For the six months ended June 30, 2002, Canadian Oil Sands' revenues totalled $296.7 million, representing a 17.7 per cent decline from $360.3 million recorded in the same half of 2001. The reduction was largely attributable to a 9.1 per cent decrease in the realized crude oil price, after the impact of hedging, combined with a 9.4 per cent decrease in sales volume. The sales volume of 44,072 barrels per day was down from 48,633 barrels per day in the corresponding period of 2001, reflecting the impact of an extended coker turnaround in the second quarter of 2002. Maintenance shutdowns of other major units, including the mine plant, a heavy gas oil hydrotreater and two hydrogen plants, were also simultaneously completed. Realized prices, prior to hedging, averaged $36.96 per barrel, down 14 per cent from an average of $42.99 per barrel over the first half of 2001. The Trust's revenues include its crude oil and currency hedging as discussed in the Risk Management section.

Canadian Oil Sands recorded operating costs of $101.3 million, or $28.71 per barrel, during the second quarter of 2002 compared to $90.9 million, or $22.09 per barrel, incurred during the same period the previous year. The higher than anticipated operating costs reflect the extended turnaround time for the coker and maintenance costs. The extended turnaround time also resulted in lower production, which contributed to higher unit operating costs. Increased maintenance costs were partially offset by lower costs for purchased natural gas. Operating costs in the second quarter were also reduced by natural gas hedging gains of $1.2 million on the natural gas hedges that commenced April 2002, as more fully described in the Risk Management section.

Crown royalty expense of $1.4 million in the second quarter of 2002 reflected the increase in capital spending and the minimum royalty rate, and compares favourably to the $20.9 million incurred in 2001. The shift from the transitional royalty to the generic oil sands royalty regime, effective January 1, 2002, had no impact as the minimum one per cent of gross revenue would have applied in either case.

Administration expenses of $3.5 million were incurred in the second quarter of 2002 compared to $3.3 million in 2001, a 6.1 per cent increase. Included in administration expenses are premiums paid for business interruption insurance designed to protect the Trust's cash flow from a potential property loss. The cost of this insurance coverage was $1.4 million in the second quarter of 2002 compared to $0.5 million in 2001.

Interest expense of $12.0 million in the second quarter of 2002 increased $8.6 million from the same quarter in 2001, largely as a result of the issuance of the 7.9% US$250 million Senior Notes by the Trust in August of 2001.

A change in Canadian accounting standards on foreign currency translation became effective January 1, 2002. The change in accounting policy resulted in a non-cash increase of $28.4

million in foreign exchange gains included in net income for the second quarter of 2002, which reflects the significant improvement in the Canadian dollar relative to the U.S. dollar from the previous quarter. A retroactive adjustment to prior years resulted in a non-cash $36.9 million reduction of December 31, 2001 retained earnings, which included a $10.8 million reduction in net income for the three months ended March 31, 2001 and a $9.0 million increase in net income for the three months ended June 30, 2001. This change in accounting policy is more fully described in Note 1 to the consolidated financial statements.

Realized Selling Prices

The Trust's realized crude oil price, prior to hedging, averaged $40.43 per barrel in the second quarter, a decrease of 5.8 per cent from $42.94 per barrel in the same period of 2001. Crude oil prices during the first half of 2002 bottomed in mid January at US$17.97 per barrel West Texas Intermediate (WTI) and rebounded sharply in March. Strong oil prices continued during the second quarter of 2002 with the WTI oil price benchmark averaging US$26.27 per barrel, compared to US$27.98 in the second quarter of 2001. For the six months ended June 30, 2002, WTI averaged US$24.02 per barrel as compared to US$28.32 per barrel for the same period in 2001, a decline of 15.2 per cent.

The Trust's currency and commodity hedges decreased revenue in the second quarter by $4.7 million, or $1.33 per barrel, compared to a loss of $9.0 million, or $2.19 per barrel, in the second quarter of 2001. For the balance of 2002, the Trust has hedged 16,000 barrels per day at US$24.97 per barrel, representing approximately 32 per cent of production.

Liquidity and Capital Resources

For the second quarter 2002, cash flow from operations of $19.3 million, or $0.34 per unit, decreased from $49.2 million, or $0.87 per unit, reported in 2001, a reduction of 60.8 per cent. Distributable income was $28.7 million, or $0.50 per unit, down 32.6 per cent from $42.6 million, or $0.75 per unit, and capital spending totalled $92.5 million compared with $24.7 million in 2001.

Cash flow from operations of $83.4 million for the first six months of 2002 was used to fund unit distributions of $57.1 million and to partially fund the capital expenditure program. The cash balance, including cash and cash equivalents, decreased to $307.9 million from $357.3 million at year-end 2001.

The Trust's net debt increased to $290.4 million at June 30, 2002 from $269.0 million at December 31, 2001. The $21.4 million increase is a result of higher capital spending offset by the $16.4 million in equity issued through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan and $28.1 million in foreign exchange gains related to the U.S. dollar denominated debt. The Trust's financial capacity is supplemented by committed bank facilities of $480 million, from which there were no outstanding drawings at June 30, 2002.

Risk Management

As of June 30, 2002 the crude oil price risk management contracts were as follows:

Canadian Oil Sands Trust	To the end of		
Crude Oil Hedging Activities	31-Dec 2002	31-Dec 2003	31-Dec 2004
Barrels per day of crude oil (fixed price)	15,000	15,000	8,000
Barrels per day of crude oil (options)	1,000	1,000	-
Average fixed price per barrel($US)	$ 24.91	$ 23.04	$ 22.03
Options floor price per barrel ($US)	$ 25.75	$ 24.00	$ -
Options purchase price per barrel ($US)	$ 2.52	$ 2.47	$ -

During the second quarter of 2002, crude oil price hedging decreased Canadian Oil Sand's revenue by $3.4 million with 1.5 million barrels settled at an average rate of US$26.26 per barrel.

For the period April 2002 to March 2003, Canadian Oil Sands has entered into a forward purchase of 19 million cubic feet per day of natural gas at an average AECO price of $3.63 per thousand cubic feet, representing 60 per cent of its share of Syncrude's consumption. In the second quarter, this forward purchase reduced operating costs by $1.2 million.

Canadian Oil Sands has the following currency hedges in place as of June 30, 2002:

Canadian Oil Sands Trust					
Exchange Hedging Activities	31-Dec 2002	31-Dec 2003	31-Dec 2004	31-Dec 2005	30-June 2006
U.S. dollar value hedged *($ millions)*	$ 42.0	$ 68.0	$ 72.0	$ 80.0	$ 40.0
Average U.S. dollar exchange rate	$ 0.666	$ 0.658	$ 0.658	$ 0.658	$ 0.658

Canadian Oil Sands has sold an option to increase the amount hedged for the period January 1, 2003 to December 31, 2007 by $5.0 million per quarter at US$0.692.

During the second quarter of 2002, currency exchange hedging settlements reduced Canadian Oil Sands' cash flow by $1.3 million. A total of US$21 million was settled at an average quarterly exchange rate of US$0.64 per Canadian dollar. Accounting for settlement of currency exchange contracts defers the recognition of a $1.4 million gain in the second quarter related to commitments originally contracted for future years. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $14.0 million to 2006 and beyond for accounting purposes, but has included these amounts in the distributable income for the respective periods.

Unit Trading Activity

The market price of Canadian Oil Sands' units reached a high of $44.50 per Trust unit during the second quarter and settled to $41.94 on June 28, 2002, down from $44.15 at March 31, 2002. The unit price closed at $37.35 on July 22, 2002. Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN.

Canadian Oil Sands Trust - Trading Activity	Second Quarter 2002	June 2002	May 2002	April 2002
Unit price				
High	$44.50	$42.90	$42.40	$44.50
Low	$39.66	$40.15	$39.95	$39.66
Close	$41.94	$41.94	$41.00	$40.05
Volume traded (000's)	7,852	1,958	2,322	3,572
Weighted average number of units outstanding (000's)	57,037	57,209	56,956	56,947

Outlook

The Trust has reduced its production assumption for Syncrude from 85 to 83 million barrels for 2002, which translates into average production for the Trust of 49,400 barrels per day. The decrease in the production forecast is primarily the result of the extended time required to complete the coker maintenance turnaround. Increased costs related to the coker turnaround also have contributed to a slight increase in projected operating costs, with an annual forecast now of $335 million, up from the $325 million originally budgeted. The combination of a lower forecast for production and higher operating costs results in projected unit operating costs being revised upwards to the $18.00 - $19.00 per barrel range for 2002 from the Trust's previous level of $16.50 - $17.50 per barrel. Although natural gas prices have risen, the Trust has mitigated this cost by hedging approximately 60 per cent of its gas requirements from April 1, 2002 to March 30, 2003 at $3.63 per thousand cubic feet.

The Trust is increasing its average 2002 forecast WTI oil price to US$23.00 per barrel from the originally budgeted price of US$22.00 per barrel. The natural gas estimate is being maintained at $4.50 per thousand cubic feet at AECO. The Trust's U.S./Canadian currency exchange rate forecast remains unchanged at US$0.63 for 2002.

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEET
(unaudited)
(in thousands)

	June 30 2002	December 31 2001
ASSETS		
Current assets:		
Cash and short-term investments	$ 307,858	$ 357,313
Accounts receivable	47,089	60,754
Inventories	30,707	26,191
Prepaid expenses	9,658	3,927
	395,312	448,185
Capital assets, net	1,249,767	1,119,462
Other Assets		
Reclamation trust	11,380	10,319
Deferred financing charges, net	11,213	11,413
	22,593	21,732
	$ 1,667,672	$ 1,589,379
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 156,757	$ 98,249
Unit distribution payable	28,605	28,390
Current portion of other liabilities	4,131	3,105
	189,493	129,744
Other liabilities	16,703	19,086
Long-term debt	598,292	626,348
Future reclamation and site restoration costs	30,596	30,290
Deferred currency hedging gains	13,978	11,446
Preferred shares	4,400	4,400
	853,462	821,314
Unitholders' equity		
57,209 Trust units (56,779 in 2001)	814,210	768,065
	$ 1,667,672	$ 1,589,379

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
(in thousands, except per unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	**2001**	**2002**	**2001**
Revenues:				
Syncrude Sweet Blend	$ 136,423	$ 168,292	$ 293,092	$ 358,418
Other income	1,897	525	3,607	1,848
	138,320	168,817	296,699	360,266
Expenses:				
Operating	101,274	90,860	178,705	185,751
Crown Royalties	1,432	20,882	2,950	48,825
Administration	3,529	3,289	5,647	6,169
Interest	11,954	3,320	24,273	7,598
Depletion and depreciation	10,670	15,850	24,220	30,258
Foreign exchange	(28,105)	(7,875)	(27,382)	1,427
Large Corporations Tax and other	667	410	1,271	855
Dividends on preferred shares of subsidiaries	80	127	163	254
	101,501	126,863	209,847	281,137
Net income for the period	$ 36,819	$ 41,954	$ 86,852	$ 79,129
Unitholders' equity, beginning of period				
As previously reported	$ 795,732	$ 826,415	$ 804,951	$ 845,647
Prior period adjustment (note 1)	-	-	(36,886)	(13,844)
As restated	795,732	826,415	768,065	831,803
Net income for the period	36,819	41,954	86,852	79,129
Merger costs	-	(38,700)	-	(38,700)
Special distribution to unitholders	-	(14,875)	-	(14,875)
Issue of Trust units	10,263	764	16,371	764
Unitholder distributions	(28,604)	(42,584)	(57,078)	(85,147)
Unitholders' equity, end of period	$ 814,210	$ 772,974	$ 814,210	$ 772,974
Net income per Trust unit				
Basic	$ 0.65	$ 0.73	$ 1.53	$ 1.39
Diluted	$ 0.65	$ 0.73	$ 1.53	$ 1.39

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
(in thousands)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	**2001**	**2002**	**2001**
Cash provided by (used in):				
Operating activities				
Net income	$ 36,819	$ 41,954	$ 86,852	$ 79,129
Items not requiring outlay of cash	(17,518)	7,207	(3,413)	33,004
Funds from operations	19,301	49,161	83,439	112,133
Site restoration costs	(138)	(227)	(1,056)	(468)
Net change in deferred items	(1,149)	2,642	(75)	1,668
Change in non-cash working capital	43,373	15,378	72,109	29,196
	61,387	66,954	154,417	142,529
Financing activities				
Unitholder distributions	(28,604)	(42,584)	(57,078)	(85,147)
Merger costs	-	(38,700)	-	(38,700)
Issuance of Trust units	10,263	764	16,371	764
Special distribution to unitholders	-	(14,875)	-	(14,875)
Change in non-cash working capital	131	50,196	215	46,809
	(18,210)	(45,199)	(40,492)	(91,149)
Investing activities				
Capital expenditures	(92,541)	(24,719)	(153,163)	(50,334)
Reclamation trust	(524)	(527)	(1,061)	(1,418)
Change in non-cash working capital	10,671	881	(9,156)	(1,008)
	(82,394)	(24,365)	(163,380)	(52,760)
Decrease in cash	(39,217)	(2,610)	(49,455)	(1,380)
Cash at beginning of period	347,075	104,021	357,313	102,791
Cash at end of period	$ 307,858	$ 101,411	$ 307,858	$ 101,411
Supplemental Information				
Large Corporations Tax and other taxes paid	$ 408	$ 244	$ 808	$ 699
Interest charges paid	$ 9,062	$ 7,279	$ 25,684	$ 7,466

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF TRUST ROYALTY AND DISTRIBUTABLE INCOME
(unaudited)
(in thousands, except per unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
Revenues *	$ 140,076	$ 168,863	$ 299,160	$ 362,918
Operating expenses	(101,274)	(90,860)	(178,705)	(185,751)
Crown royalties	(1,432)	(20,882)	(2,950)	(48,825)
Administration expenses	(2,863)	(2,897)	(4,325)	(5,517)
Interest expense	(11,831)	(3,441)	(24,047)	(7,598)
Large Corporations Tax and other	(608)	(410)	(1,212)	(855)
	22,068	50,373	87,921	114,372
Capital expenditures	(92,541)	(24,719)	(153,163)	(50,334)
Utilization of expansion financing	100,764	20,000	126,398	20,000
Site restoration costs	(138)	(227)	(1,056)	(468)
Mining reclamation trust	(524)	(480)	(1,061)	(1,418)
Interest expense payable to Trust	(621)	(621)	(1,235)	(1,384)
Reserve - future production costs	-	(2,093)	-	3,446
Base for Trust Royalty	$ 29,008	$ 42,233	$ 57,804	$ 84,214
Trust Royalty at 99%	$ 28,718	$ 41,811	$ 57,226	$ 83,372
Interest earned on Trust's short term investments	56	482	71	1,043
Interest income on promissory note from AOSII	621	621	1,235	1,384
Administration expenses of Trust	(660)	(330)	(1,323)	(652)
Distributable income	$ 28,735	$ 42,584	$ 57,209	$ 85,147
Distributable income per Trust unit	$ 0.50	$ 0.75	$ 1.00	$ 1.50

* Includes cash settlements of $1,443 for the quarter (2001 - $1,182) and $2,532 (2001- $2,254) year-to-date in respect of currency exchange contracts that have been deferred for accounting purposes.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2002

(Tabular amounts expressed in thousands of dollars, except where otherwise noted)

1. ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2001, except as described below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2001.

a) Foreign currency exchange gains and losses

Effective January 1, 2002, the Trust adopted the new requirements of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for foreign currency exchange gains and losses. Under the new recommendations, unrealized exchange gains and losses related to foreign currency denominated monetary assets and liabilities are to be recognized in income immediately. Prior to the adoption of these recommendations, the unrealized exchange gains and losses were deferred and amortized over the life of the asset or liability.

The recommendations have been adopted retroactively, with restatement of prior years' balances. The impact on the comparative balances was a decrease to other assets of $15.7 million, an increase to net income of $9.0 million in the second quarter, a decrease to net income of $1.8 million for the six months ended June 30, 2001, and a decrease to opening retained earnings of $13.8 million. In 2002, opening retained earnings were decreased by $36.9 million. For the six months ended June 30, 2002, net income increased by $28.1 million.

b) Stock-based Compensation

Effective January 1, 2002, the CICA introduced new requirements on accounting for stock-based compensation, which apply to new unit options granted on or after January 1, 2002. The Trust has prospectively adopted the standard and has elected to use the intrinsic-value based method of accounting for stock-based compensation, whereby no costs will be recognized in the financial statements for unit options granted to employees and directors. The impact on compensation costs, had the fair value method been used, is disclosed on a pro forma basis in Note 3 to the interim consolidated financial statements.

2. UNITHOLDERS' EQUITY

On January 23, 2002, the Trust announced that it received regulatory approval in Canada, for a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). Eligible unitholders can elect to participate in the DRIP for the quarterly distributions payable subject to enrolment and certain other conditions. The DRIP allows eligible unitholders to direct their distributions to the purchase of additional units at 95 per cent of the average market price as defined in the DRIP. The DRIP also provides an alternative whereby eligible unitholders may elect

under the premium distribution component to have their distributions invested in new units and exchanged through the Plan broker for a premium distribution equal to up to 102 per cent of the amount that the other unitholders would otherwise have received on the distribution date. Under the terms of the DRIP, unitholders are able to participate in optional cash payments if they have elected to participate in either of the premium distribution or distribution reinvestment components of the DRIP. Optional cash payments enable unitholders to purchase further units by directly investing additional amounts.

During the first quarter, for the distribution payable on February 28, 2002, 168,352 Trust units were issued for proceeds of $6.1 million related to the DRIP. During the second quarter, for the distribution payable on May 31, 2002, 262,344 Trust units were issued for proceeds of $10.3 million related to the DRIP.

The following table summarizes Trust units that have been issued for cash proceeds:

Date	Issue Price	Number of Trust Units	Net Proceeds
Balance, beginning of period		56,779	$ 675,738
February 28, 2002	$ 36.28	168	$ 6,108
May 31, 2002	$ 39.12	262	$ 10,263
Balance, end of period		57,209	$ 692,109

3. STOCK-BASED COMPENSATION

The Trust has two stock-based compensation plans, which are described below.

a) Unit Option and Distribution Equivalent Plan

The Trust's unit option and distribution equivalent plan (the "Incentive Plan") authorizes the granting of options to purchase Trust units and also authorizes the issuance of two series of Preferred Shares of Canadian Oil Sands Limited, a subsidiary of the Trust. The Series 1 Preferred Shares compensates optionholders for distributions granted on units underlying the options while the options remain unvested. The Series 2 Preferred Shares compensates unitholders for distributions granted on units underlying the options after the options have vested, but before they are exercised by the optionholder.

Under the terms of the Incentive Plan, the Trust has reserved a maximum of 1,000,000 Trust units for issuance from treasury, with 700,000 being reserved for options, and 300,000 being reserved for entitlements under the Preferred Shares issue. The options are exercisable after three years, with one-third vesting each year, and expire seven years from the grant date.

Date	Number of Options		Weighted Average Exercise Price
Outstanding, beginning of period	-	$	-
Granted	110,000	$	40.61
Outstanding, end of period	110,000	$	40.61
Exercisable, end of period	-	$	-

* At June 30, 2002, there have been no Preferred Shares issued under the Incentive Plan.

The Trust applies the intrinsic-value method of accounting for stock-based compensation whereby no compensation costs have been recognized in the financial statements for unit options granted. The following table provides the pro forma impact on the Trust's earnings had the unit options been recognized as compensation costs based on the fair values at the grant date for the options vested in the period.

	Three Months Ended June 30, 2002		Six Months Ended June 30, 2002	
Compensation costs	$	18	$	18
Net income:				
As reported	$	36,819	$	86,852
Pro Forma	$	36,801	$	86,834
Net income per Trust unit				
Basic:				
As reported	$	0.65	$	1.53
Pro Forma	$	0.65	$	1.53
Diluted:				
As reported	$	0.65	$	1.53
Pro Forma	$	0.65	$	1.53

The fair value of each Trust unit option is estimated on the grant date using the Black-Scholes option-pricing model and the following weighted-average assumptions:

Risk-free interest rate (%)	4.88
Expected life (years)	5
Expected volatility (%)	27
Expected dividend per Trust Unit ($)	2.00

b) Senior Employee Unit Purchase Plan

The Trust's senior employee unit purchase plan (the "Purchase Plan") enables senior employees of the Trust to subscribe for one Series 3 Preferred Share for every two and one-half

Trust units they hold. The Preferred Shares vest after three years, at which time the holder is paid the equivalent value of a unit had it been received the day the Preferred Share was issued, plus any distributions declared by the Trust and any changes in market value during the three year period.

Under the terms of the Purchase Plan, the Trust has reserved a maximum of 55,000 Trust units for issuance from treasury. At June 30, 2002, there have been no grants made under the Purchase Plan.

4. FINANCIAL INSTRUMENTS

Unrecognized gains (losses) on risk management activities:

		June 30 2002
Crude oil	$	(23,628)
Natural gas		4,432
Foreign currency		(12,620)
Interest rates		8,986
	$	(22,830)

5. COMMITMENTS

On June 19, 2002, the Trust and EnCana Corporation ("EnCana") agreed to terminate the Administrative Services Agreement between the Trust's operating subsidiaries and EnCana, on or before December 31, 2002. As the termination was mutually agreed upon, there will be no material penalties or compensation applied to the Trust or EnCana. The Marketing Services Agreement between these entities will remain in effect, with EnCana continuing to market the Trust's share of crude oil production from the Syncrude project.

6. RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2002.

Canadian Oil Sands Investments Inc.
Marcel R. Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Investor relations:
(403) 290-3329
investor_relations@cos-trust.com

Web site: www.cos-trust.com